FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 9, 2002

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 7.   Financial Statements and Exhibits

(c)   The following exhibits are furnished herewith

      99.1   News release of Electronic Data Systems Corporation ("EDS") dated December 9, 2002.

Item 9.   Regulation FD Disclosure

On December 9, 2002, EDS issued a news release regarding its leasing arrangements with United Airlines in light of the airline's bankruptcy filing. A copy of the news release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

December 9, 2002   By: /s/ D. Gilbert Friedlander
                                           D. Gilbert Friedlander, Senior Vice
                                           President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Kristin Dobrowolski
(+1) (972) 605-0480
kristin.dobrowolski@eds.com

FOR IMMEDIATE RELEASE: MONDAY, DECEMBER 09, 2002

EDS Outlines Leasing Arrangements with United Airlines

PLANO, Texas – EDS today confirmed its previously disclosed leasing arrangements with United Airlines in light of the airline's bankruptcy filing.

As disclosed in its third quarter 2002 quarterly report on Form 10-Q and related investor calls on September 18 and October 30, 2002, EDS has investments associated with leveraged aircraft leases with United Airlines. These leases were entered into in 1991.

EDS' current investment balance associated with these leases is approximately $40 million. EDS will record a provision in the fourth quarter of 2002 to write down all of its investment associated with these leases, resulting in a reduction in fourth quarter and full year 2002 earnings of $0.05 per share. A final determination by United Airlines as to the status of these leases post bankruptcy is not expected in the near term. EDS has no other significant commercial relationships with United Airlines.

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at eds.com.

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